

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JUN -5 AM 11:49

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

4th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4


02034666

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 31st May 2002; and

2. Public announcement in relation to the members' voluntary liquidation of Sime Darby Insurance Brokers Sdn. Bhd. - released on 3rd June 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

JT/nor/ADR

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 31-05-2002 05:34:30 PM
Submitted by S DARBY on 31-05-2002 05:41:53 PM
Reference No CU-020524-56E52

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
  Employees Provident Fund Board
  Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Acquired**	* **08-05-2002**	* **581,000**	
Disposed	**09-05-2002**	**150,000**	
Disposed	**10-05-2002**	**11,000**	
Acquired	**10-05-2002**	**202,000**	
Acquired	**10-05-2002**	**473,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**
* Nature of interest : **Direct**
  Direct (units) : **314,201,305**
  Direct (%) : **13.51**
  Indirect/deemed interest (units) :

	Indirect/deemed interest (%)	:
*	**Total no of shares after change**	: **314,201,305**
*	Date of notice	: **13-05-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 9th and 13th May 2002.

File No. 82-4968



Form Version 2.0

General Announcement

Submitted by S DARBY on 03-06-2002 06:28:25 PM
Reference No SD-020531-4E0C7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Members' Voluntary Liquidation of Sime Darby Insurance Brokers Sdn. Bhd.

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Insurance Brokers Sdn. Bhd. ("SDIB") held an Extraordinary General Meeting on 3 June 2002 at which the shareholder resolved that the company be wound up voluntarily.

The shareholder of SDIB also approved the appointment of Encik Nik Din bin Nik Sulaiman and Puan Saleha binti M. Ramly as the liquidators. SDIB was involved in the insurance broking business until the business was disposed of to Sime Insurance Brokers Sdn. Bhd. (now known as Sime Alexander Forbes Insurance Brokers Sdn. Bhd.) ["SAF"] in January 1987 and has ceased operations since then.

Sime Insurance Brokers Sdn. Bhd. continues to operate as a licensed insurance broker and was a wholly-owned subsidiary of Sime Darby until its recent merger with Alexander Forbes Insurance Brokers (Malaysia) Sdn. Bhd. on 7 December 2001 resulting in a change of name to SAF. SAF is held by Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby and Alexander Forbes International Holdings Pte Ltd in the proportion of 60% and 40% respectively.

The voluntary liquidation of SDIB is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest in the voluntary liquidation.

This announcement is dated 3 June 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: